2AQ Putnam Research Fund attachment
1/31/07 Semi-annual

Shareholder meeting results (Unaudited)

December 14, 2006 meeting

A proposal to amend the funds management contract to eliminate the incentive fee component of the management fee payable to Putnam Investment Management, LLC was approved as follows:

Votes for 	Votes against 	Abstentions
25,657,609 	1,675,317 	2,318,648

All tabulations are rounded to the nearest whole number.